Exhibit 99.1

Core Gaming to Participate in the “2025 Virtual Tech Conference: Discover the Innovations Reshaping Tomorrow”

Virtual Conference Presented by Maxim Group LLC on Wednesday, June 4th at 10:00 a.m. EDT

Vancouver, BC – June 3, 2025 — Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of mission-critical Push-to-Talk over Cellular (PoC) handsets and accessories, today announced that Core Gaming, Inc.’s (“Core Gaming”) CEO Aitan Zacharin has been invited to present at the “2025 Virtual Tech Conference: Discover the Innovations Reshaping Tomorrow”, presented by Maxim Group LLC, on Tuesday, June 3rd – Thursday, June 5th. Mr. Zacharin’s presentation is on Wednesday, June 4th at 10:00 a.m. EDT alongside other technology innovators such as Rumble Inc, NewsMax Inc., Beyond Inc., Adeia Inc., GigaCloud Technology Inc., CXApp Inc., Innodata Inc., Golden Matrix Group Inc., and DeFi Development Corp.

Core Gaming, a rising innovator in AI-driven creative technologies, who Siyata recently signed a definitive merger agreement with, will be taking part in the “2025 Virtual Tech Conference: Discover the Innovations Reshaping Tomorrow.” The rapid evolution of technology is paving the way for disruption across all industries, including healthcare, drones, consumer IoT, business solutions, gaming & entertainment, and more. In Maxim’s 2025 Virtual Tech Conference, we will explore how emerging growth companies are expanding their use of Quantum Computing and Artificial Intelligence (AI) to position themselves for the future. Maxim Senior Analysts will facilitate engaging dialogues with CEOs and key management of diverse companies who have their attention on technology and how it will impact and grow their business.

This conference will be live on M-Vest. To attend, sign up to become an M-Vest member.

Click here to learn more and reserve your seat

About Maxim Group LLC

Maxim Group LLC is a full-service investment banking, securities and wealth management firm headquartered in New York. The Firm provides a full array of financial services including investment banking; private wealth management; and global institutional equity, fixed-income and derivatives sales & trading, equity research and prime brokerage services. Maxim Group is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB) and is a member of FINRA SIPC, and NASDAQ. To learn more about Maxim Group, visit maximgrp.com

About Siyata Mobile Inc.

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”, and its common warrants trade on the Nasdaq under the symbol “SYTAW”.

Visit www.siyata.net to learn more.

About Core Gaming, Inc.

Core Gaming is an international AI driven mobile games developer and publisher headquartered in Miami. We create entertaining games for millions of players worldwide, while empowering other developers to deliver player-focused apps and games to enthusiasts. Core’s mission is to be the leading global AI driven gaming company. Since our launch we have developed and co-developed over 2,100 games, driven over 780 million downloads, and generated a global footprint of over 40 million users from over 140 countries.

Visit www.coregaming.co to learn more.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

SOURCE Siyata Mobile Inc.